                                        Filed by FirstCity Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.

                               Subject Company:  FirstCity Financial Corporation
                                                   Commission File No. 033-19694



                                                              [FirstCity
                                                          Financial Corporation]
                                                                  LOGO]


contact: Suzy W. Taylor
         (866) 652-1810

            FIRSTCITY FINANCIAL ANNOUNCES SECOND QUARTER 2002 RESULTS

         WACO, TEXAS AUGUST 14, 2002... FirstCity Financial Corporation (Nasdaq:
FCFC) today announced earnings from continuing operations for the quarter ended June 30, 2002 of $4.2 million, or $ .43 per share. Net earnings to common shareholders were $2.1 million or $ .25 per share on a diluted basis after subtracting $1.5 million provision for loss from discontinued operations and $.6 million of accrued and unpaid dividends on the Company's preferred stock. For the six months ended June 30, 2002, the Company reported net earnings to common shareholders of $84,000 or $.01 per share.

Components of the profits for the second quarter and six months ended June 30, 2002 and 2001 are detailed below:


                                                      FOR THE QUARTER ENDED           FOR THE SIX MONTHS ENDED
  ($ THOUSANDS)                                              JUNE 30,                         JUNE 30,
                                                     ------------------------         ------------------------
                                                       2002             2001            2002             2001
                                                     -------          -------         -------          -------

Portfolio Acquisition and Resolution                 $ 4,203          $ 1,378         $ 6,534          $ 3,943
Gain on sale of interest in equity investments         1,779             --             1,779            3,134

Consumer                                                 395            5,118            (686)           3,595

Parent overhead, net                                  (2,175)          (2,632)         (4,259)          (5,183)
                                                     -------          -------         -------          -------
Earnings from continuing operations                    4,202            3,864           3,368            5,489
                                                     -------          -------         -------          -------

Loss from discontinued operations                     (1,500)          (1,000)         (2,000)          (1,000)
Accrued preferred dividends                             (642)            (642)         (1,284)          (1,284)
                                                     -------          -------         -------          -------
Net earnings to common stockholders                  $ 2,060          $ 2,222         $    84          $ 3,205
                                                     =======          =======         =======          =======

PORTFOLIO ASSET ACQUISITION

The operating contribution of $6.0 million for the quarter includes the gain on sale of equity investments in France of $1.8 million. The operating contribution of $6.0 million also includes $3.0 million of additional equity earnings in the acquisition partnerships, which represents the Company's share of a $12 million gain recorded in three domestic acquisition partnerships that completed a bulk loan sale of performing and non-performing assets with a carrying value of $59 million for proceeds of $71 million. As a result of the sale, the Company also recorded additional servicing fees of $.9 million.

Earnings were comprised of $12.1 million in revenues, net of $6.1 million of expenses. The business generated 70% of the revenues from domestic investments, 22% from investments in France, and 8% from investments in Mexico. The major components of revenue for the quarter include servicing fees of $4.2 million, equity earnings in acquisition partnerships of $3.4 million, gains on sale of equity investments in France of $1.8 million, and interest income of $1.3 million.

Acquisitions in the second quarter of $52.2 million were comprised of three portfolios, one in France at a cost of $27.5 million, one in Italy at a cost of $16.9 million, and one in the United States at a cost of $7.7 million. The Company's share of the purchase price was $1.9 million in France, $.8 million in Italy and $ 1.0 million in the United States, for a total investment for the quarter of $3.7 million.


                                     (more)

                                      (2)


31% INTEREST IN DRIVE FINANCIAL

Drive originated $101 million of receivables during the quarter. Defaults, losses and delinquencies have risen to 17.70%, 8.43% and 6.76%, respectively, at the end of the quarter compared to 14.70%, 6.71% and 6.50%, respectively, for the same period last year. These increases are primarily a result of a continued weakness in the economy and seasonal trends in the business.

DISCONTINUED OPERATIONS

The Company recorded a provision for impairment of discontinued operations of $1.5 million during the quarter. The provision is primarily a result of reduction in the anticipated future cash flows from securitization trusts resulting from an increase in the actual prepayments during the quarter over predicted levels. As of June 30, 2002, the anticipated net realizable value of the Company's investment in discontinued operations is $15.2 million, which is net of reserves of $.7 million. The remaining reserves represent estimates of the anticipated liquidation costs associated with the cash flows from the securitization trusts.

CORPORATE MATTERS

Currently, FirstCity has approximately 1.2 million preferred shares outstanding with accrued and unpaid dividends of approximately $7.7 million or $6.29 per share. In June, the Company announced that, in conjunction with a proposed recapitalization, it had filed a registration statement with the Securities and Exchange Commission for a proposed exchange offer for its outstanding shares of New Preferred Stock. Upon the commencement of the exchange offer, FirstCity will offer to exchange each share of its New Preferred Stock for, at the holder's election, either:

     (1)  $10.00 cash and 2 shares of FirstCity's common stock, or

     (2)  $ 8.00 cash and 3 shares of FirstCity's common stock.

FirstCity anticipates commencing the exchange offer promptly after its registration statement is declared effective by the Securities and Exchange Commission. Once the registration statement is declared effective the exchange offer will commence and appropriate documents will be mailed to holders of the New Preferred Stock.

Because the exchange offer has not commenced, any materials submitted by any holder of New Preferred Stock to the exchange agent pursuant to an attempt to tender its shares in connection with the proposed tender offer will be returned by the exchange agent to the stockholder until the actual commencement of the proposed exchange offer as described above. Shares of FirstCity's New Preferred Stock and common stock may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                     (more)

                                      (3)


The recapitalization is discussed in detail in the Company's news release issued on June 11, 2002 and in the Company's Form 10-Q for the quarter ended June 30, 2002 filed today.

FirstCity has filed a tender offer statement and other related documents with the Securities and Exchange Commission. Upon the effectiveness of the registration statement and commencement of the exchange offer, copies of the exchange offer materials may be obtained from Suzy Taylor, toll free, at (866) 652-1810. HOLDERS OF NEW PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of these documents, when they are available, from FirstCity or at the SEC's website, www.sec.gov.

Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed recapitalization and future performance, may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the consummation and the effect of the proposed recapitalization, the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values; capital markets conditions, including the markets for asset-backed securities; risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K, filed with the SEC on April 1, 2002, as well as in FirstCity's other filings with the SEC, including the registration statement described above. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common
(FCFC) and preferred (FCFCO) stocks are listed on the Nasdaq National Market System.

                         FIRSTCITY FINANCIAL CORPORATION
                              Summary of Operations
                      (In thousands, except per share data)
                                   (Unaudited)

                                                                     THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                          JUNE 30,                         JUNE 30,
                                                                 ------------------------          ------------------------
                                                                  2002             2001             2002             2001
                                                                 -------          -------          -------          -------
Revenues:
    Servicing fees from affiliates                               $ 4,170          $ 3,204          $ 6,392          $ 5,669
    Gain on resolution of Portfolio Assets                           456              214              700              432
    Equity in earnings of investments                              3,939           10,426            5,414           12,486
    Interest income from affiliates                                1,077              896            2,101            1,587
    Interest income - other                                          280              517              561            1,066
    Gain on sale of interest in equity investments                 1,779             --              1,779            3,134
    Other income                                                     936              428            1,176              548
                                                                 -------          -------          -------          -------
          Total revenues                                          12,637           15,685           18,123           24,922
Expenses:
    Interest and fees on notes payable to affiliates               1,531            2,283            2,936            4,668
    Interest and fees on notes payable - other                        94               29              237               86
    Salaries and benefits                                          3,425            2,769            6,160            4,992
    Provision for loan and impairment losses                          22            1,543              121            2,128
    Occupancy, data processing, communication and other            2,460            2,889            4,370            5,467
                                                                 -------          -------          -------          -------
          Total expenses                                           7,532            9,513           13,824           17,341
Earnings from continuing operations before income
    taxes and minority interest                                    5,105            6,172            4,299            7,581
Benefit (provision) for income taxes                                   6               (7)              (7)               8
                                                                 -------          -------          -------          -------
Earnings from continuing operations before minority interest       5,111            6,165            4,292            7,589
Minority interest                                                   (909)          (1,997)            (924)          (1,796)
Cumulative effect of accounting change                              --               (304)            --               (304)
                                                                 -------          -------          -------          -------
Earnings from continuing operations                                4,202            3,864            3,368            5,489
Loss from discontinued operations                                 (1,500)          (1,000)          (2,000)          (1,000)
                                                                 -------          -------          -------          -------
Net earnings                                                       2,702            2,864            1,368            4,489
Accumulated preferred dividends in arrears                          (642)            (642)          (1,284)          (1,284)
                                                                 -------          -------          -------          -------
Net earnings to common shareholders                              $ 2,060          $ 2,222          $    84          $ 3,205
                                                                 =======          =======          =======          =======

Basic and diluted earnings per common share are as follows:
    Earnings from continuing operations before
       accounting change                                         $  0.43          $  0.43          $  0.25          $  0.54
    Accounting change                                               --              (0.04)            --              (0.04)
    Discontinued operations                                        (0.18)           (0.12)           (0.24)           (0.12)
    Net earnings per common share                                $  0.25          $  0.27          $  0.01          $  0.38
    Wtd. avg. common shares outstanding                            8,376            8,376            8,376            8,372

                     SELECTED UNAUDITED BALANCE SHEET DATA

                                                                June 30,       December 31,
                                                                  2002            2001
                                                                --------       ------------
Portfolio acquisition and resolution assets                     $ 77,172         $ 79,335
Consumer assets                                                    8,842           10,205
Deferred tax asset                                                20,101           20,101
Net assets of discontinued operations                             15,175           16,657
Total assets                                                     141,597          138,893
Notes payable                                                     89,435           91,209
Preferred stock                                                   33,385           32,101
Total common shareholders' equity                                  5,014            3,877

                         FIRSTCITY FINANCIAL CORPORATION
                            SUPPLEMENTAL INFORMATION
                             (DOLLARS IN THOUSANDS)
                                   (Unaudited)

                                                                      THREE MONTHS ENDED                SIX MONTHS ENDED
                                                                            JUNE 30,                         JUNE 30,
                                                                    -----------------------         ------------------------
                                                                      2002           2001             2002            2001
                                                                    -------         -------         -------          -------
SUMMARY OPERATING STATEMENT DATA FOR EACH BUSINESS
       Portfolio Asset Acquisition and Resolution:
          Revenues                                                  $ 12,098        $  8,944        $ 18,889         $ 20,058
          Expenses                                                     6,094           6,023          10,455           10,853
                                                                    --------        --------        --------         --------
          Operating contribution before provision for
             loan and impairment losses                                6,004           2,921           8,434            9,205
          Provision for loan and impairment losses                        22           1,543             121            2,128
                                                                    --------        --------        --------         --------
          Operating contribution, net of direct taxes               $  5,982        $  1,378        $  8,313         $  7,077
                                                                    ========        ========        ========         ========
       Consumer Lending:
          Revenues, net of equity in loss of investment             $    497        $  6,731        $   (848)        $  4,839
          Expenses, net of minority interest                             102           1,613            (162)           1,244
                                                                    --------        --------        --------         --------
          Operating contribution (loss), net of direct taxes        $    395        $  5,118        $   (686)        $  3,595
                                                                    ========        ========        ========         ========

PORTFOLIO ACQUISITION AND RESOLUTION:
    OVERVIEW
    AGGREGATE PURCHASE PRICE OF PORTFOLIOS ACQUIRED:
       Acquisition partnerships
          Domestic                                                  $  7,724        $ 22,896        $ 20,494         $ 89,225
          Mexico                                                          --          10,117          11,709           29,582
          France                                                      27,502              --          27,502            1,613
          Italy                                                       16,943              --          16,943               --
                                                                    --------        --------        --------         --------
             Total                                                  $ 52,169        $ 33,013        $ 76,648         $120,420
                                                                    ========        ========        ========         ========
                                                                    PURCHASE       FIRSTCITY'S
                                                                     PRICE          INVESTMENT
                                                                    -------        -----------
    HISTORICAL ACQUISITIONS - ANNUAL
          2002 year to date                                         $ 76,648        $  9,113
          2001                                                       224,927          24,319
          2000                                                       394,927          22,140
          1999                                                       210,799          11,203
          1998                                                       139,691          28,478
          1997                                                       183,229          37,109


    PORTFOLIO ACQUISITION AND RESOLUTION ASSETS BY REGION:
          Domestic                                                    44,023        $ 54,893
          Mexico                                                      20,054          18,931
          France                                                      12,245           9,058
          Italy                                                          850              --
                                                                    --------        --------
             Total                                                  $ 77,172        $ 82,882
                                                                    ========        ========


    REVENUES BY REGION:
       Domestic                                                     $  8,515        $  4,580        $ 11,961        $ 12,595
       Mexico                                                            931           3,238           3,367           4,993
       France and Italy                                                2,648           1,126           3,556           2,450
       Other foreign                                                       4              --               5              20
                                                                    --------        --------        --------        --------
          Total                                                     $ 12,098        $  8,944        $ 18,889        $ 20,058
                                                                    ========        ========        ========        ========

    REVENUES BY SOURCE:
       Equity earnings                                              $  3,442        $  3,699        $  6,262        $  7,653
       Servicing fees                                                  4,170           3,204           6,392           5,669
       Interest income - loans                                         1,313           1,350           2,590           2,518
       Gain on sale of interest in equity investment                   1,779              --           1,779           3,134
       Gain on resolution of Portfolio Assets                            456             214             700             432
       Other                                                             938             477           1,166             652
                                                                    --------        --------        --------        --------
          Total                                                     $ 12,098        $  8,944        $ 18,889        $ 20,058
                                                                    ========        ========        ========        ========

                        FIRSTCITY FINANCIAL CORPORATION
                            SUPPLEMENTAL INFORMATION
                             (DOLLARS IN THOUSANDS)
                                  (Unaudited)

                                                                         THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                                               JUNE 30,                          JUNE 30,
                                                                    -----------------------------         -----------------------
                                                                       2002             2001                 2002          2001
                                                                    -----------       -----------         --------       --------
FirstCity's Average investment in Acquisition Partnerships
       Domestic                                                     $    33,385       $    29,803         $ 33,181       $ 28,984
       Mexico                                                              (365)            1,172              (53)         1,169
       France and Italy                                                   8,767             7,078            8,825          7,247
       France-Servicing subsidiaries                                      2,650             1,975            2,399          1,738
                                                                    -----------       -----------         --------       --------
          Total                                                     $    44,437       $    40,028         $ 44,352       $ 39,138
                                                                    ===========       ===========         ========       ========

FirstCity Share of Equity Earnings (Loss):
       Domestic                                                     $     4,544       $     2,366         $  6,502       $  5,494
       Mexico                                                            (1,897)              129           (1,914)          (342)
       France and Italy                                                     534             1,046              994          1,514
       France-Servicing subsidiaries                                        261               158              680            987
                                                                    -----------       -----------         --------       --------
          Total                                                     $     3,442       $     3,699         $  6,262       $  7,653
                                                                    ===========       ===========         ========       ========

Selected other data:
Average investment in wholly owned portfolio assets
    and loans receivable:
       Domestic                                                     $    13,662       $    26,643         $ 14,167       $ 28,474
       Mexico                                                            21,178            16,746           20,022         14,893
                                                                    -----------       -----------         --------       --------
          Total                                                     $    34,840       $    43,389         $ 34,189       $ 43,367
                                                                    ===========       ===========         ========       ========

Income from wholly owned portfolio assets and loans receivable:
       Domestic                                                     $       748       $       724         $  1,284       $  1,469
       Mexico                                                             1,021               840            2,006          1,481
                                                                    -----------       -----------         --------       --------
          Total                                                     $     1,769       $     1,564         $  3,290       $  2,950
                                                                    ===========       ===========         ========       ========

Servicing fee revenues:
       Domestic partnerships:
          $ Collected                                               $   104,388       $    31,999         $136,211       $ 65,942
          Servicing fee revenue                                           2,333               952            3,150          1,839
          Average servicing fee %                                          2.23%             2.98%            2.31%          2.79%
       Mexico partnerships:
          $ Collected                                               $    29,156       $    28,512         $ 48,350       $ 64,421
          Servicing fee revenue                                           1,632             2,077            2,986          3,421
          Average servicing fee %                                          5.60%             7.28%            6.18%          5.31%
       Incentive service fees                                       $       205       $       175         $    256       $    409
       Total Service Fees:
          $ Collected                                               $   133,544       $    60,511         $184,561       $130,363
          Servicing fee revenue                                           4,170             3,204            6,392          5,669
          Average servicing fee %                                          3.12%             5.29%            3.46%          4.35%

Servicing portfolio (face value)
       Domestic                                                     $   406,918       $   529,701
       Mexico                                                         1,391,792         1,481,749
       France and Italy                                                 731,566           381,861
                                                                    -----------       -----------
          Total                                                     $ 2,530,276       $ 2,393,311
                                                                    ===========       ===========

Number of personnel at period end:
       Production                                                            25                27
       Servicing
          Domestic                                                           60                54
          Mexico                                                             75                33
                                                                    -----------       -----------
          Total personnel                                                   160               114
                                                                    ===========       ===========

                         FIRSTCITY FINANCIAL CORPORATION
                            SUPPLEMENTAL INFORMATION
                             (DOLLARS IN THOUSANDS)
                                   (Unaudited)

                                                                       THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                              JUNE 30,                          JUNE 30,
                                                                    --------------------------          --------------------------
                                                                      2002              2001              2002              2001
                                                                    --------          --------          --------          --------
Consumer Lending:
    Retail installment contracts acquired(1)                        $100,780          $107,890          $214,181          $230,444
    Origination characteristics:
          Face value to wholesale value                               99.56%           100.03%           100.46%           100.60%
          Weighted average coupon                                     21.18%            20.76%            21.06%            20.58%
          Purchase discount (% of face value)                         15.40%            15.14%            15.59%            15.23%

    Servicing portfolio (face value in $)                            637,229           495,527
    Defaults (% of total loans acquired)                              17.70%            14.70%
    Losses on defaults (% of original loan balance
       at time of default)                                             8.43%             6.71%
    Delinquencies (% of total serviced portfolio)                      6.76%             6.50%
    Equity in earnings (loss) of Drive                              $    497          $  6,727          $   (848)         $  4,833
    Cumulative effect of accounting change                                --              (304)               --              (304)
    Minority interest                                                    (99)           (1,283)              170              (905)
                                                                    --------          --------          --------          --------
       Net equity in earnings (loss) of Drive                       $    398          $  5,140          $   (678)         $  3,624
                                                                    ========          ========          ========          ========


    (1) Auto lending business formerly conducted by FirstCity Funding (FirstCity now owns 31% of Drive Financial Services and accounts for its investment using the equity method of accounting).